THE E. W. SCRIPPS COMPANY

2004 Annual Report










HGTV
food network
diy network
FINE LIVING
GAC
ShopatHome

Real Ideas for Real Life.

For 126 years, The E.W. Scripps Company has prospered by embracing and capitalizing on emerging media technologies to create new and innovative marketplaces for ideas and commerce.


pro.com

Real Reach.

Our mission at Scripps is to create and deliver top-quality content that's entertaining, informative and high in utility across the broadest possible spectrum of media platforms.



We're fulfilling that mission with promising new content services that are specifically designed for high-speed Internet distribution, digital video-on-demand channels, high-definition television and the rapidly growing range of mobile video devices.

HGTVPro.com is one of our newest services. At HGTVPro.com, we're building on the expertise and strong relationships we've established as America's leader in lifestyle television programming. A video-rich broadband Internet service, HGTVPro.com targets building industry professionals and advanced do-it-yourselfers — a motivated group of homebuilding and remodeling enthusiasts we call "prosumers."

Scripps Networks branded lifestyle programming is now available on demand in more than 12 million U.S. households.



Our first content service designed specifically as a broadband channel, HGTVPro.com provides homebuilders with a wealth of video information, including valuable tips on a wide range of best practices in the homebuilding industry. HGTVPro.com also provides an efficient advertising platform for building industry suppliers and related consumer product manufacturers.

Launched in January 2005, HGTVPro.com has been an instant success, attracting nearly 400,000 unique visitors during its first month of operation. Right out of the chute that makes HGTVPro.com the single most visited building professionals site on the Internet.

HGTVPro.com is just one of a growing number of new content services from Scripps. We've also established the company as a recognized pioneer in original **video-on-demand** content, and we're one of the first exclusive providers of content for Microsoft's new mobile video device download service.

We invest in content for new technologies with the same entrepreneurial spirit that 10 years ago gave rise to HGTV and, soon after, the rest of the Scripps Networks lineup. We believe it is capital wisely spent because it keeps us at the forefront of innovation and provides the company with a real-world laboratory to test new ideas and concepts. Most importantly, we firmly believe that investing in content for new media technologies provides us with another opportunity to create value.


diy newsletter
Home Improvement
SIGN UP NOW!
Home Improvement on DIY Network
Garage Giveaway
Shop Now

About 14 million subscribers have opted to receive Scripps Networks-branded e-newsletters. The extent of their reach and "opt-in" design make them powerful advertising and commerce vehicles.


Real Brilliance.

Home... ideas... life. That's what Home & Garden Television is all about. In just 10 years, Scripps has established HGTV as America's premier destination for lifestyle programming that celebrates the emotional center of life — the home.


HGTV
HOME & GARDEN TELEVISION

Home & Garden Television is now available in 87 million U.S. television households and more people are watching than ever before.

+11%

03	04
670,000	742,000

The growing appeal of perennial programming hits such as *House Hunters*, hosted by Suzanne Whang, and ***Design on a Dime***, is the leading reason average household viewership during prime time increased by 11 percent during 2004.



Kristan Cunningham, Design on a Dime


After
Before

At HGTV, we're committed to delivering a consistently strong schedule of quality, original lifestyle programming that directly targets the passion that our viewers have for home decorating, design, home remodeling, crafts, gardening and a range of other home-related topics. For the '03-'04 season we produced 800 hours of programming including new episodes of popular prime-time series, daytime favorites, how-to shows and specials.

Design on a Dime *makes over a space for design-conscious home dwellers who want lots of style but may not have lots of money.*

HGTV Dream Home



Passionate viewers who seek out information also are motivated consumers. That's why HGTV's a hit with advertisers as well.

Few advertising solutions demonstrate HGTV's marketing power better than the annual **HGTV Dream Home Giveaway**. More than a dozen advertisers, including GMC, Lumber Liquidators and LendingTree have signed on as sponsors of the 2005 HGTV Dream Home promotion.


GMC.

More than 39 million entries were received between Jan. 1 and Feb. 17 from viewers hoping for a chance to win a brand-new home located at The Reserve at Lake Tyler near Tyler, Texas. That makes the HGTV Dream Home Giveaway the largest single promotion of its kind on television and a powerful platform for advertisers' commercial messages. In addition to the completely furnished home, other prizes include a 2005 GMC Denali and $250,000 in cash.

HGTV is not only our flagship network, it's also a household name.



Real Appetite


food
network

There's never been anything like Food Network. As an important member of the Scripps Networks family, Food Network has become one of the most relied-upon resources in the world for all things related to food, food preparation, dining out and entertaining.

Food Network's growing popularity is evident in the increasing number of viewers who tune in each day to watch entertaining and informative programming that has redefined the television food genre.

+13%

03	04
332,000	374,000

Total-day viewership of Food Network was up 13 percent during 2004.

Food Network's success also is evident in the tremendous popularity of its Web site. **FoodNetwork.com** is the leading food site on the entire Internet, averaging 5 million unique visitors a month during 2004. FoodNetwork.com users spend an average of 15 minutes per visit searching for recipes, program schedules, promotion and contest details and Food Network merchandise, including ***Making it Easy***, the Food Network Kitchens' newest cookbook.

Food Network carefully programs throughout the day to match the lifestyles, work schedules and interests of our viewers.


INSIDE DISH
with RACHAEL RAY

That's especially true during prime time when we air shows such as ***Good Eats***, with Alton Brown, *Unwrapped*, hosted by Marc Summers, ***Inside Dish with Rachael Ray***, and of course, the incomparable *Emeril Live!* Food Network's prime time programming is more story-based and is intended to appeal to viewers who think of food as a lifestyle. As Bobby Flay says, "Food is entertainment — especially on the Food Network" and especially during prime time.


food network kitchens
cookbook
easy

Tons of delicious Food Network recipes can be found in our two-book set, Food Network Kitchens *and our latest,* Making it Easy.



Alton Brown, Good Eats

On weekdays, and during the day on weekends, Food Network appeals to viewers who are interested in learning more about cooking and making life easier for themselves in the kitchen. Our mission is to transform even the most pedestrian cook into a culinary genius. What we're really doing is teaching viewers how to cook.

Technique-based programs such as ***Everyday Italian***, hosted by chef Giada De Laurentiis, *Paula's Home Cooking* with Paula Dean and Rachael Ray's *30-Minute Meals*, are boosting Food Network ratings and viewership.

Chef Giada De Laurentiis, Everyday Italian

And, there's more to come. We've strengthened the network's prime time schedule with the debut in January 2005 of ***Iron Chef America***. Building on the popularity of the Japanese pop-culture hit, American Iron Chefs Bobby Flay, Mario Batali and Masaharu Morimoto battle challengers for culinary superiority with Alton Brown serving as commentator.




IRON CHEF
AMERICA

For advertisers, Food Network is an ideal marketplace. In addition to targeted, popular programming, Food Network offers a range of marketing solutions including customized, short-form food vignettes, high-profile quarterly promotions and more.

Food Network has become a permanent fixture of American popular culture.



The legendary Iron Chefs of America: (left to right) Mario Batali, Bobby Flay and Masaharu Morimoto.


diy
kits
MOEN

Real Projects.

At DIY Network, Scripps is building a powerful media brand that taps the strong emotional connection that avid do-it-yourselfers have for their favorite home projects.



At DIYnetwork.com, motivated do-it-yourselfers can find step-by-step instructions to 15,000 projects, 48,000 do-it-yourself resources, 300 DIY Kits, programming schedules and more.

+34%

	03	04
Unique visitors	1.4 million	1.8 million

DIYnetwork.com attracted an average 1.8 million unique visitors a month during 2004, up a solid 34 percent from the previous year. About 73 percent of DIYnetwork.com visitors are connected via high-speed, broadband Internet services, proving that avid home project enthusiasts also are early adopters of new media platforms.



diy
Kits
diynetwork.com

DIY Kits feature short, simple instructions, plus specific product lists of everything you'll need to do the job right.



Ed Del Grande,
Ed the Plumber

On television, DIY Network delivers a complete schedule of relevant and entertaining how-to programming that focuses on key categories including home improvement, crafting, automotive projects, woodworking and gardening and landscaping.

Recently added prime time shows such as *Bathroom Renovations*, ***Ed the Plumber*, *Home Transformations*** and *Grounds for Improvement* are defining DIY Network as the nation's most complete on-air and online resource for avid home project enthusiasts.

To help do-it-yourselfers decide when to tune in, DIY Network's prime time schedule has been divided into **Time Blocks**, with Monday through Saturday of each week dedicated to specific how-to categories. From 8 to 11 p.m. Eastern you can see shows related to Crafting (Mondays); Gardening and Landscaping (Tuesdays); Home Improvement (Wednesdays and Thursdays); Automotive (Fridays); and Woodworking (Saturdays).

Monday

WATCH CRAFTING

Tuesday



WATCH
GARDENING&
LANDSCAPING
diy

Wed. & Thurs.



WATCH
diy

Friday



WATCH
AUTOMOTIVE
diy

Saturday



WATCH
Saturday 11am - 1pm
diy


diy
lending
a HAND

Advertisers such as Ford, Procter & Gamble, Lumber Liquidators, Bank of America, Home Depot, Georgia Pacific and Dremel, just to name a few, are discovering DIY Network's marketing power.

Scripps Networks research shows that viewers consider the advertising they see on DIY Network as valuable information they can use.

That's especially true when an advertiser's commercial message is tied closely to the network's targeted, how-to programming. Hewlett Packard, for example, has discovered that they can reach some of their most valued customers by using DIY Network's ***Scrapbooking*** show and Internet content as advertising platforms.

Sandi Genovese,
DIY Scrapbooking


you
hp

DIY Network also has established itself as a leader in community service programming through its national public affairs partnership with **Habitat for Humanity International**.

DIY Network airs a five-part, on-air workshop that provides an in-depth look at building a Habitat home. DIY Network also has produced a Habitat for Humanity training video and features a one-hour special, *Building More than Houses*, that celebrates the positive effect Habitat has had on the lives of people around the world.

DIY Network is quickly growing into one of the country's most powerful media brands for project enthusiasts and the advertisers who want to reach them.



Craftsman and professional actor Michael Ray Wisely, host of Home Transformations.




Since its launch three short years ago, Fine Living has quickly become the ultimate on-air and online resource for people looking to pursue their passions, realize their dreams and make the most of their precious free time.
FINE LIVING

Real Clarity.

With its dynamically integrated Web site, Fine Living offers viewers and advertisers a powerful convergence of quality television programming and highly useful Internet content.

+25%

03	04
20 million	25 million

Now available in more than 25 million U.S. television households, Fine Living delivers a consistently strong schedule of original programming in a targeted range of lifestyle categories including Favorite Things, Personal Space, Fine Living Everyday, Adventure and Transport.

Fine Living network airs original programming, including more than 50 original series, 53 specials and more than 1,000 short-form vignettes, all in an innovative and seamless television environment where advertising is seen as an essential — and valuable — component of the viewing experience.

According to an independent viewer engagement survey, Fine Living ranks highly with viewers as a resource for information about quality services. Fine Living viewers trust and are more inclined to buy the products they see advertised on the television network.



Chad Maulsby, host of The Wandering Golfer

A growing list of national advertisers, including BMW, Excedrin, Canon, Acura, Jaguar, Disney and Ethan Allen are discovering that Fine Living's engaged viewers are also motivated consumers.

Fine Living has established itself as a distinctive network with programming created with best-of-breed content partners including *The Wall Street Journal*, **dwell** and *Esquire*. ***The Wandering Golfer***, hosted by amateur golfer Chad Maulsby, who won the enviable job of visiting the world's most famous golf courses as part of a national search contest, joins other popular golf-themed shows on Fine Living, including *America's Dream 18* and *Golf's Hidden Gems*.



An adaptation of dwell *magazine, this series explores what it means to live "at home in the modern world."*


dwell
Small Is the New Big
Homes Under 2200 Sq. Ft.



Fine Living also is home to two of cable television's increasingly popular promotions, the annual Summer Beach House Getaway and **Winter Wonderland Sweepstakes**.

During the Summer Beach House Getaway, about 3.6 million entries were received from viewers vying for a chance to win two weeks at a five-bedroom beachfront villa on Maui and a brand new GMC Envoy.

The Winter Wonderland Sweepstakes, held between Nov. 1 and Dec. 20, attracted 2 million entries. The lucky winner spent seven nights at a luxurious ski resort in Whistler, British Columbia, and drove away with a brand new Land Rover LR 3.

At Fine Living, Scripps has created an innovative and successful lifestyle television network dedicated to helping viewers live like they mean it.



Other popular Fine Living series include ***Life in the Fast Lane with Steve Natt***, where car mechanic and motor journalist Steve Natt helps people understand the mysteries of driving, repairing, improving, purchasing and caring for all kinds of vehicles, and *Your Reality Checked*, where the adventurous try out their dream jobs from running a bed and breakfast to owning a winery.


Steve

Life in the Fast Lane with Steve Natt



Real Country.

Great American Country (GAC) is a recognized leader in country music television, airing more videos per hour and per week than any other music video network. It's also the newest addition to the growing portfolio of Scripps national lifestyle networks.


GAC

With the acquisition of GAC, Scripps has added a valuable and established television brand that appeals to the nation's growing ranks of avid country music fans.



GAC
THAT'S MY COUNTRY

Available in 37 million U.S. television households, the addition of GAC creates new programming, marketing and cross-promotional opportunities for Scripps by broadening the company's national television footprint.

GAC devotees tune in daily to watch favorite video showcases such as ***CRL (Country Request Line)***, hosted by Suzanne Alexander; *GAC Classic*, hosted by Nashville radio personality Bill Cody; ***On the Edge of Country***, hosted by recording artist Kylie Harris; and ***Top 20 Country Countdown***, hosted by daytime TV actress Bobbie Eakes.

Kylie Harris, host of On the Edge of Country

Adding to the network's growing reputation as country music's premier destination, GAC is now the television home of the legendary Grand Ole Opry. ***Grand Ole Opry Live***, hosted by Nan Kelley, airs live on GAC every Saturday night at 8 p.m. Eastern (encore at 11 p.m.). Originating from the Opry stage in Nashville, *Opry Live* spotlights the biggest names in country music, from the living legends to the brightest newcomers.



BUDDY JEWELL

Scripps intends to apply its lifestyle programming expertise by building on the utility and focus of GAC's country music video format. Early plans include adding short-form programming on complementary lifestyle topics, artist bios and more. The company also intends to expand GAC's online presence, adding e-newsletters, broadband video and other electronic content services.



Bobbie Eakes, host of Top 20 Country Countdown



TOP
20
Country Countdown


GRAND OLE
OPRY.
LIVE



Above: Vince Gill at the Grand Ole Opry.

Above inset: Alan Jackson

GAC also is benefiting from the tremendous cross-promotional power of its new sibling networks as well as its continuing cross-promotional relationship with Jones Radio Networks — America's leading independent radio programming company, serving more than 5,000 radio stations.

Put it all together, and you have the formula for another fast-growing national television network. That's why at Scripps we're proud to say, "That's My Country — GAC."


CRL

Suzanne Alexander, host of Country Request Line (CRL).







GAC is America's hottest country music video network, playing more country music videos every week than other music video networks.



Real Opportunity.

Online and on-air, Shop at Home is fast becoming a favorite shopping destination for a growing range of quality products for the home.


Shop at Home

Whether they're searching for cookware, hobbies and crafts, home décor or home electronics, an increasing number of shoppers are discovering that Shop at Home is a valuable home solutions resource.

+13%



$5.15
$5.82

'03 04

The company's commitment to offering a wider range of high-quality retail offerings is reflected in Shop at Home's 2004 performance. Revenue per home, an important metric in the home shopping industry, was up 13 percent and overall retail sales climbed 23 percent. Driving top line growth was the introduction of new product lines featuring such respected brand names as Dell, Cuisinart, RCA, Canon and the exclusive **twotwelve** brand of non-stick cookware, just to name a few.



dreamHOME
bedrooms

Scripps also is creating value at Shop at Home by leveraging the tremendous cross-promotional power of its lifestyle networks. For example, a successful commerce relationship — now in its second year — has been established between Shop at Home and the popular HGTV Dream Home Giveaway sweepstakes. Household items and products on display in the HGTV Dream Home can be viewed and purchased from either HGTV's or Shop at Home's Web sites, **HGTV.com** or **shopathometv.com**.

At Shop at Home, Scripps is developing a pure electronic commerce platform that complements its portfolio of national lifestyle networks.

Total Home



Renaissance
20-Pc
Old World Traveler
What's Hot
Specials

Kitchen



kickin' KITCHEN
FREE S&H
twotwelve™ Cookware
Cuisinart to Saeco
Toasters, blenders & more
What's Hot
Specials

HGTV's Carol Duvall



Scripps also is leveraging the credibility and popularity of some of its highest profile and most talented personalities, including HGTV's **Carol Duvall**, who hosts a crafting show — *Let's Get Crafting* — on Shop at Home, and DIY Network's **Chris Chianelli**, who brings his passion for radio-controlled hobbies to the television retailing network. Scrapbooking is another lifestyle and consumer category that's been a hit on both DIY Network and Shop at Home.

Throughout 2004 — and accelerating in 2005 — the focus at Shop at Home has been on strategically linking the shopping network's retail offerings



Sporting an entirely new on-air look, Shop at Home *can be seen in 55 million full-time equivalent U.S. television households.*

DIY Network's Chris Chianelli

with the home-oriented consumer categories targeted by HGTV, DIY Network and the company's other lifestyle networks, Food Network, Fine Living and now GAC.

The Scripps vision for an innovative electronic commerce environment centers on strengthening the company's already powerful relationships with engaged viewers, motivated consumers, advertisers and consumer product manufacturers.

Shop at Home is well on its way to becoming America's premier home solutions lifestyle network.

Electronics


30" LCD TV
$1,399
What's Hot!
Specials

Hobbies & Crafts


35 Dies, 140 Shapes!
Xyron 900
What's Hot!
Specials

Shop at Home *is rapidly expanding the quality and quantity of its retail offerings in home-related categories.*

Scripps newspapers, by far, are the premier sources for news and information in the communities they serve. Powerful, established media brands, each delivers a full range of content and advertising opportunities in print and online.


Rocky Mountain
& THE DENVER POST
SATURDAY, JULY 17, 2004
red|blue

Real Stories.

red|blueamerica



...rten graduation draws a crowd in the St. Louis suburb of Webster Groves. Kristen Light hold sons Barrett, 3, and Parker, 6, as they watch a video of the kindergartners made by their teacher. The town is a microcosm of the state's close political split, a divide mirrored in the Light family. Mark leans Republican; Kristen leans Democrat.

RedBlue| Rollin' on the river: You have ...cross Missouri to get to the White H...

Built on a rich tradition of journalistic excellence, Scripps newspapers are trusted and respected local information resources. Never is that more evident than when the events of the day demand a level of clarity and insight that only newspapers can provide.



RockyMountainNews.com

At the ***Rocky Mountain News*** in Denver, we went beyond routine coverage of stump speeches and partisan spin during the 2004 presidential election campaign by examining root causes of the political divide between "red" and "blue" states.

When hurricanes Frances and Jeanne, in quick succession, devastated property and ravaged the Florida landscape, our ***Treasure Coast*** newspapers delivered vital news and information to neighborhoods that, in some cases, were in the dark for weeks.

In January 2005, our newspaper in Ventura County, Calif., — the ***Ventura County Star*** — provided some of the nation's most in-depth coverage of the deadly La Conchita mudslide, telling compelling stories that helped readers get to know and empathize with the victims of the disaster and their families.



VENTURA COUNTY STAR
Monday
East County
Storm's fury: flooding, mudslides, evacuations
Friday
Rescu

Our strategy at Scripps has been to position our newspapers as complete local information franchises. In addition to the daily newspaper, a typical Scripps newspaper franchise includes a valuable and versatile **Web site**, **zoned neighborhood sections** or editions, total market distribution print products, direct mail advertising and new **lifestyle magazines** that leverage the brand power of our national lifestyle networks.



Sunday News Sentinel
commercialappeal.com
COUPONS
CLICK.PRINT.SAV
4,000 Stories

Scripps newspapers, including the Knoxville News Sentinel *and* The Commercial Appeal *in Memphis, are engaging readers with bold new page designs and lively and informative Web sites.*

*Scripps newspapers serving Florida's Treasure Coast (*The Stuart News, *the* Vero Beach Press Journal *and* The Tribune *in Fort Pierce) kept readers informed during the worst of hurricanes Frances and Jeanne by publishing under a consolidated masthead. The Scripps Florida newspapers, including* The Naples Daily News, *serve two of the country's fastest growing newspaper markets.*


HURRICANE FRANCES SPECIAL EDITION
Treas
It'll be a long
HURRICANE JEANNE SPECIAL EDITION
Treasure Coast News
ROUGH ROAD
About 850,000 Treasure Coast residents still are without power
Grid honors
Detainees
Naples Daily New
INAUGURATION DAY
FOUR MORE YEARS

We're also working to build readership by making our newspapers more engaging to read and appealing to the eye. Bold and exciting graphic designs, new youth-oriented publications and popular Spanish language publications in markets with growing Hispanic populations are just a few ways that we're re-thinking newspapers in today's busy and ever-changing media environment.


BLOUNT TODAY
Siphon or Strengthen
How will new sales tax affect Blount County bud
WARRICK
Youth Sports

New zoned editions: Knoxville's Blount Today *and Evansville's* Warrick.

Scripps newspapers are the solid foundation on which Scripps stands. We're committed to building on our long tradition of community service and our solid reputation as respected publishers of local newspapers.


HGTV Ideas
SUMMER GRILLING
HEY Y'ALL!
food

The Scripps Media Center in Washington D.C. — home of the Scripps Howard News Service — is leveraging the brand power of the company's popular lifestyle networks with its HGTV Ideas *and Food Network-branded magazines.*





Real Purpose.

During Florida's hurricanes, Scripps broadcast television stations provided a vital and immediate communications link. It's an important role that our TV stations play every day of the week in every community we serve.


SATELLITE

The Scripps Television Station Group is anchored by six ABC- and three NBC-affiliated stations, including market-leading franchises in Detroit, Cleveland and Cincinnati, and our NBC-affiliated juggernaut in West Palm Beach, Fla. — WPTV, Channel 5.


newschannel
5

WPTV, the undisputed market leader for 50 years, has been ranked as Florida's most-watched local television station. During hurricanes Frances and Jeanne, Florida residents from Boca Raton to Vero Beach relied on the station's breaking news and weather teams to keep them informed of the approaching danger. It was television news at its finest — informed, immediate and with real purpose.

At Scripps, our broadcast television strategy targets the medium's strengths — breaking news, up-to-the-minute weather, in-depth consumer reports and a commitment to community service. We're also capitalizing on growing viewer demand for complete early morning news programming. We're strengthening our morning news teams and providing the information that viewers want, including detailed weather and timely rush-hour traffic reports.


abc

Television viewers in six of the country's largest metropolitan areas rely on Scripps TV stations for entertaining ABC programming, including this season's biggest hits, Desperate Housewives *and* Lost.



Chopper 5's "Captain Julie" Stevens and meteorologist Dean Tendrich are two of the reasons WPTV, Channel 5, airs the top-rated morning news show in West Palm Beach, Fla.


DEMOCRACY
2004

During the 2004 election campaign, Scripps television stations once again demonstrated their commitment to community service by providing free air time to responsible candidates for public office. As part of our group-wide **Democracy 2004** initiative, 198 candidates for local, state and federal office took advantage of a total of 1,682 minutes of free air time at Scripps stations.


SPOTLIGHT
A Conversation with John Kerry

Besides being the right thing to do as public broadcasters, our free air-time initiative, which dates back to the 2000 presidential elections, also has made Scripps stations preferred forums for political discourse.

The Scripps Television Station Group is an integral component of the company's local media strategy.





Scripps broadcast television stations are trusted, reliable sources for breaking news and weather.

Financial Highlights[1]

(Dollars in millions)

		2004	2003	2002
	Consolidated			
	Segment operating revenues	**$ 2,168**	$ 1,875	$ 1,536
	Segment profits[2]	**615**	523	481
	Net income	**304**	271	188
	Scripps Networks			
33%	Segment operating revenues	**$ 724**	$ 535	$ 415
	Segment profits[2]	**304**	204	125
	Segment profit margin	**42%**	38%	30%
	Newspapers			
32%	Segment operating revenues	**$ 704**	$ 692	$ 682
	Segment profits[2]	**246**	269	270
	Segment profit margin	**35%**	39%	40%
	Broadcast Television			
16%	Segment operating revenues	**$ 342**	$ 304	$ 305
	Segment profits[2]	**108**	85	98
	Segment profit margin	**32%**	28%	32%
	Shop at Home[1]			
14%	Segment operating revenues	**$ 293**	$ 238	$ 42
	Segment (losses)[2]	**(22)**	(22)	(2)
	United Media			
5%	Segment operating revenues	**$ 104**	$ 105	$ 90
	Segment profits[2]	**17**	19	17
	Segment profit margin	**16%**	18%	19%

[1] *Shop at Home 2002 revenue is for November and December. The company completed the acquisition of the controlling interest in Shop at Home on Oct. 31, 2002.*

[2] *Segment profit is used by our chief operating decision maker to evaluate the operating performance of our business segments.* *See page F-10 of our Form 10-K.*


Real Return.

To our Shareholders:

When we launched HGTV 10 years ago we set into motion a powerful agent for change that has transformed The E.W. Scripps Company into America's leader in lifestyle television programming.

Total Operating Revenues
(Dollars in billions)



1.65
1.39
1.54
1.88
2.17
00
01
02
03
04

During 2004, Scripps Networks, driven by the tremendous popularity of HGTV and Food Network, surpassed the company's newspaper division in terms of total revenue and segment profit, evidence of the company's 126-year commitment to continuous evolution.

Since passing that milestone, we've added to our growing portfolio of national networks with the acquisition of Great American Country; launched HGTVPro.com, our first video-rich channel designed completely for broadband Internet distribution; and continued to invest in our developing networks — DIY Network and Fine Living — which are rapidly becoming powerful brands in themselves.

We've also been busy developing original content that's specifically designed for other emerging media platforms, including high-definition television channels, video-on-demand services and the fast-growing range of mobile video devices.

Regardless of the medium, Scripps is creating real returns for its shareholders by consistently delivering quality content that provides *Real Ideas for Real Life*. We like to think of it as reality media, Scripps style — entertaining, informative and above all, high in utility.

At all of our media businesses we're creating innovative marketplaces for ideas and commerce. The success of our focused strategy is evident in the company's strong financial performance.

Scripps Networks
o Segment Revenue
o Segment Profit
(Dollars in millions)



296
337
415
535
724
69
76
125
204
304
00
01
02
03
04

Consolidated results

Total revenue reached $2.2 billion, up 16 percent over 2003. Net income was $304 million, or $1.84 a share, compared with $271 million, or $1.66 a share, in the prior year. We think it's important to note that we accomplished that level of growth while investing internally in our newer, growing businesses.

Scripps Networks

The incredible brand power and popularity of Scripps Networks is driving the company's growth. Broad distribution of HGTV and Food Network, combined with solid prime-time and total-day viewership, has translated into dramatically higher revenue from advertising sales and fees paid by cable and satellite operators to carry our valuable networks.



80
85
87
78
83
86
02
03
04
02
03
04

O HGTV and
O Food Network
Distribution*
(Millions of Households)

** Homes reached are according to Nielsen Homevideo Index.*

Operating revenue at HGTV and Food Network, combined, rose 33 percent to $672 million in 2004, while the contribution to segment profit from the two networks jumped a healthy 41 percent to $338 million. The strong financial performance, we believe, is a direct result of our calculated investment in original programming, network distribution and brand awareness.

With HGTV and Food Network as our cornerstones, Scripps Networks in 2004 accounted for 45 percent of total segment profits (excluding Shop at Home losses and corporate expenses) and 33 percent of total revenue. Even with our investment in developing networks and new content services, Scripps Networks segment profit was up 49 percent for the year.

Segment losses related to the development of DIY and Fine Living moderated during the year ($29.7 million vs. $36.2 million in 2003). We're currently anticipating that DIY will have its first profitable quarter in the fourth quarter of 2005. Even with the addition of GAC, losses at our developing networks are expected to be about even with 2004.

Great American Country

The acquisition of GAC has been smooth. We completed the transaction in November, and since have been busy exploring all of the opportunities that this addition brings to Scripps and its shareholders.

Our first priority at GAC has been to build on the popularity of its country music format and its established brand identity by leveraging the deep resources of our Scripps Networks ad sales and distribution teams. We're already seeing some very encouraging results and anticipate being able to drive top-line growth significantly from 2004 levels.



13
26
31
13
20
25
24
27
37
02
03
04
02
03
04
02
03
04

● DIY Network
O Fine Living
O GAC
Distribution*
(Millions of Households)

** Homes reached are according to Nielsen Homevideo Index with the exception of DIY and Fine Living which are not yet rated by Nielsen and represent comparable estimates by Scripps.*

We're also exploring some programming ideas that will leverage our lifestyle content expertise in a way that enhances GAC's country music format. We're thinking about short-form programming that complements the music videos and targets a range of Americana topics. We believe GAC is an excellent fit for Scripps.

While we're more than pleased with the growth and financial performance of all of our national networks, we're not content to sit still. We're actively exploring ways to "mine" the content and consumer categories that we dominate on television by developing content services for emerging media platforms.

HGTVPro.com

In January 2005 we launched HGTVPro.com, a video-rich business-to-business, broadband resource for the homebuilding industry. During its first month, HGTVPro.com attracted nearly 400,000 unique visitors, making it the single most-visited Web site in its targeted shelter category.

Just as we have done with our cable networks, we've created an innovative marketplace for a targeted category that we believe is vastly underserved on a fast-growing media platform. We think HGTVPro.com has considerable potential to be our next big idea. We're anticipating a modest $7 million to $9 million investment to develop HGTVPro.com and a handful of other emerging media content services in 2005.

Expanding Scripps Networks has been — and will continue to be — the company's top strategic priority. That includes our plans to establish a pure electronic commerce platform at the Shop at Home network that complements all of our lifestyle media brands.

Shop at Home

Shop at Home Revenue*
(Dollars in millions)


213
238
293
02
03
04

** 2002 revenue is on a pro forma basis as if the company had owned Shop at Home for the full year. Shop at Home was acquired in October, 2002.*

We gained 100 percent control of Shop at Home early in 2004 when we completed our acquisition of Summit America Television. We also accelerated our plan to shift the mix of retail products at Shop at Home to sync up more closely with the consumer categories served by our lifestyle networks.

Sales of "home solutions" products increased from 8 percent to 10 percent of Shop at Home's total revenue this year. That includes products in categories such as "total home," "kitchen" and "home décor." We're also taking advantage of some of our star power, calling on HGTV's craft guru Carol Duvall and DIY's radio-controlled hobby enthusiast, Chris Chianelli, to put their knowledge and expertise to work at Shop at Home.

Improvement in the quality and selection of retail products available at Shop at Home helped drive top-line growth. Sales at Shop at Home were up 23 percent in 2004. Losses at Shop at Home were $22 million in 2004, even with the prior year. The losses represent deliberate strategic spending by the company to shift the product mix, make needed improvements to strengthen the core business and to recruit a top-notch electronic retail management team. Losses at Shop at Home are projected to decrease in 2005 as we bring our electronic commerce strategy into focus.

While Scripps Networks and Shop at Home are center stage in our dramatic growth story, our valuable local media businesses — newspapers and broadcast television stations — continue to play integral roles.

Newspapers

Our newspapers are leading media franchises in the markets they serve. Each is a valuable resource for local news and information that media consumers won't find anywhere else.

In addition to relevant and engaged daily newspapers, we've developed complete content and advertising services on the Web and we're publishing a growing range of related print products that have helped us protect market share. In many of our newspaper markets we're publishing new zoned editions and sections, youth-oriented and Hispanic language publications, free-distribution total market coverage products, direct mail advertising and more.

While our newspapers routinely garner state and national awards for journalistic excellence, their financial performance during 2004 continued to be held back by the tepid national economy, a slower than anticipated recovery in newspaper advertising and rising newsprint prices. The consolidation in the retail department store business also has affected newspaper results as we work harder — and spend more — to generate new retail advertising business to replace the higher margin department store advertising business that we've lost. Total advertising revenue for the Scripps newspaper group rose a modest 2.7 percent year-over-year, but, because of the combined effect of the previously mentioned factors, segment profit was down 8.5 percent.

The same economic trends are holding back results in Denver where our newspaper — the *Rocky Mountain News* — is in a 50-50 joint operating agreement with Media NewsGroup's newspaper, *The Denver Post*. Ad sales in Denver continue to muddle because of the slow recovery in the local economy. Segment profit from our newspapers in joint operating agreements were flat compared with 2003.

On a positive note, during 2004 all of our newspapers — including Denver — experienced a rebound in help-wanted classified advertising from the recession level depths of the prior two years. The help-wanted recovery has continued into 2005.

Strategically at our newspapers, we'll be looking for opportunities to build our franchises in growing markets, especially in Florida, where we already have a presence serving the 70-mile stretch of the Atlantic Treasure Coast and the fast-growing Naples and Collier County market.

We'll also continue to manage our newspapers efficiently to generate maximum sustainable free cash flow, which we use, in part, for the organic, internal development of newer, faster-growing businesses. Newspapers are the solid foundation on which we've built this enterprise. We are committed to and firmly believe in their future.

Newspaper Advertising Revenue by Category
(Dollars in millions)



Classified	39%
Local Retail	30%
Preprint/Other	24%
National	7%
Total	**$ 557**

Broadcast Television

Our other local media business — broadcast television — had a solid 2004 thanks to the spirited presidential election campaign, especially in the key swing states of Florida and Ohio. We have the good fortune of operating market-leading stations in some of the most attractive markets in both states, including West Palm Beach, Cleveland and Cincinnati.

Broadcast TV Advertising Revenue by Category

(Dollars in millions)



o Local	56%
o National	31%
o Political	13%
Total	**$326**

Political advertising revenue at Scripps stations reached $41.5 million in 2004, which was 20 percent higher than the level of campaign spending at our stations during the presidential election campaign in 2000. As they have now for several election cycles, Scripps stations offered free air time to candidates during the campaign. About 200 local, state and federal candidates for public office accepted the offer, using a total of 1,682 minutes in the days leading up to the primary and general elections. Our free airtime initiative – called Democracy 2004 – enhances the reputation that our TV stations have for being preferred forums for political discourse.

With the boost from political advertising revenue, our TV stations contributed $108 million to segment profit in 2004, up 27 percent from the previous year. Total broadcast TV revenue rose 13 percent to $342 million. The challenge for our TV stations in 2005, of course, will be the same as it always has been during off-election years — overcoming the relative absence of political advertising.

Strategically, we're rededicating ourselves to capitalizing on our TV station group's strengths. We're focusing on winning in those areas where local TV excels as an immediate mass medium — breaking news, weather, traffic and sports. At all of our stations, we're meeting growing viewer demand for higher quality morning news programming.

Like our newspapers, our TV stations are important elements in the total diversified media equation at Scripps. We intend to fully capitalize on the continuing demand for local broadcast television.

United Media

Finally, our smallest operating subsidiary — United Media — continues to benefit from the durable popularity of the Peanuts comic strip franchise. Licensing of Peanuts-related products and services, especially in Asia, continues to fortify United Media as one of America's leading syndicator and licensor of creative properties.

Financial condition

By just about every measure, 2004 was another good year for Scripps shareholders.

In September, we completed a two-for-one stock split — the first since the company went public in 1988 — demonstrating our confidence in the company's long-term potential for growth.



William R. Burleigh (left) and Kenneth W. Lowe

We ended the year with an excellent balance sheet, with modest long-term debt that we believe gives us the flexibility to execute the company's overall growth strategy. Total long-term debt stood at a comfortable $533 million, even after our acquisitions of Summit America Television and Great American Country.

Capital expenditures for 2004 were about $77 million as we completed a new production facility for our Florida Treasure Coast Newspapers. Looking ahead to 2005, we're getting ready to build a new plant for our newspaper in Naples, Fla., and are planning another expansion at Scripps Networks headquarters in Knoxville to accommodate the rapid growth of the business. Capital expenditures for 2005 are expected to be between $100 million and $110 million.

Put it all together and you have a dynamic, diversified media company that has carved out an identity that's uniquely its own. Our focus traditionally has been on long-term, sustainable growth of the company and the creation of real return and real value for our shareholders.

As a Scripps shareholder, you should know that we place the highest priority on the disciplined allocation of the company's free cash flow. We'll continue to scan the horizon for strategic acquisitions that make sense for Scripps and we'll be investing in the internal development of our promising new media businesses.

It's a privilege to be guiding this great company at this exciting point in its long and successful history. Thank you for the confidence you've placed in us and the entire management team at Scripps.

Sincerely,

William R. Burleigh
Chairman

Kenneth W. Lowe
President and Chief Executive Officer

The E.W. Scripps Company is a diverse media concern with interests in national lifestyle television networks, newspaper publishing, broadcast television, television retailing, interactive media and licensing and syndication.

All of the company's media businesses provide content and advertising services via the Internet. Scripps operates newspapers in 19 markets from coast to coast, 10 broadcast TV stations, five national lifestyle television networks and a home shopping network. Scripps also operates the Scripps Media Center — home of the Scripps Howard News Service — and United Media, the worldwide licensing and syndication home of Peanuts and Dilbert.



Newspapers
Scripps Networks
Broadcast Television
Shop at Home
United Media
Scripps Media Center
Scripps Corporate Headquarters

Scripps Networks is one of the most successful developers of original brands and lifestyle content for television and interactive media. Scripps Networks is actively developing content for emerging media, including video-on-demand, broadband, high-definition television and mobile video devices.


HGTV
HOME & GARDEN TELEVISION

HGTV celebrates the emotional center of life — the home. Its wide variety of entertaining, story-driven programming is a combination of helpful information and insights from hosts who are recognized experts in their fields. From the unexpected to just plain fun, HGTV brings real people, real places and real life, home. Distributed to more than 87 million U.S. households, HGTV is one of the fastest growing networks in cable television history. Additionally, with more than 3 million unique visitors on average each month, HGTV.com is America's leading online home and garden destination. Internationally, HGTV owns 33 percent of HGTV Canada and provides much of the Canadian network's daily programming. HGTV branded programming can also be seen in Japan, Australia, The Netherlands, Germany, Austria, Switzerland, Sweden, Norway, Denmark, Belgium, Greece, Hungary, Poland, Romania, Estonia, Bulgaria, the Czech Republic, the Slovak Republic, Thailand, New Zealand, Malaysia, Brunei, Latvia, Slovenia and the Philippines.

Knoxville, TN
www.HGTV.com

Food Network is a unique lifestyle network and Web site that strives to surprise and engage viewers with likable hosts, personalities, and the variety of things they do with food. The network is committed to exploring new, different and interesting ways to approach food — through pop culture, adventure, travel — while also expanding its repertoire of technique-based information. Distributed to more than 86 million U.S. households and 5 million Web site users every month, Food Network ranks first among ad-supported cable networks on year-to year subscriber growth and first among food Web sites. Food Network can be seen internationally in Canada, Australia, Korea, Thailand, Singapore, the Philippines, Finland, Monaco, Andorra, Africa, France, and the French-speaking territories in the Caribbean and Polynesia.

New York, NY
www.FoodNetwork.com


food
network


diy
network

DIY Network is an informational and motivational television source that arms viewers with do-it-yourself project instruction and ideas provided by experts in a broad range of categories including homebuilding, home improvement, automotive and boating, crafts, gardening, hobbies, living, and woodworking. DIY's Web site, www.DIYnetwork.com, features step-by-step instructions for all that you see on-air, totaling more than 15,000 projects online. These companion resources instruct millions of people every day, which is why DIY, now in more than 31 million homes, is one of the fastest growing digital networks. DIYnetwork.com consistently attracts nearly 2 million unique visitors per month.

Knoxville, TN
www.DIYnetwork.com

Fine Living offers original lifestyle programming that inspires and empowers people to live better. Now available in 25 million U.S. households, Fine Living and its Web site, FineLiving.com, are the ultimate resources for people looking to pursue their passions, realize their dreams and maximize their precious free time. Covering five lifestyle areas — Adventure, Favorite Things, Transport, Personal Space and Fine Living Everyday — Fine Living is an authoritative and entertaining source that simplifies the myriad of options for living a balanced and satisfying life.

Los Angeles, CA
www.FineLiving.com


FINE
LIVING


GAC

Great American Country (GAC) is America's country music source, with its 24-hour, music-intensive format and the latest in country music news and events. As the home of the legendary Grand Ole Opry, GAC is best known for its mix of current and past country music hit videos, original programming, special performances and live concerts, as well as country music's only daily request show, CRL. GAC, available in 37 million U.S. households, engages its viewers in a unique way, allowing them to pick their favorite videos each week at GACTV.com for the on-air series, GAC Top 20 Country Countdown.

Engelwood, CO
www.GACTV.com

Shop at Home is a nationally televised home shopping service that sells merchandise through interactive electronic media, including broadcast, cable and satellite television. The company also operates a Web site at www.ShopatHometv.com. Shop at Home is available in 55 million full-time equivalent households.

Nashville, TN
www.ShopatHometv.com


Shop at Home

Scripps newspapers have earned a reputation for editorial excellence and creating innovative solutions for advertisers. Our daily and community newspapers are complete, local information franchises.

Daily Newspapers	M = Morning; E = Evening; Circulation figures: Daily | Sunday (S)		
Rocky Mountain News	Denver, CO	www.rockymountainnews.com	M – 275,000 | 751,000 (S)
The Commercial Appeal	Memphis, TN	www.commercialappeal.com	M – 172,000 | 236,000 (S)
The Knoxville News Sentinel	Knoxville, TN	www.knoxnews.com	M – 120,000 | 153,000 (S)
Treasure Coast Newspapers (Includes *The Stuart News, Press Journal, The Tribune*)	Stuart, FL	www.tcpalm.com	M – 102,000 | 115,000 (S)
Ventura County Star	Ventura County, CA	www.venturacountystar.com	M – 92,000 | 106,000 (S)
Evansville Courier & Press	Evansville, IN	www.courierpress.com	M – 66,000 | 92,000 (S)
Corpus Christi Caller-Times	Corpus Christi, TX	www.caller.com	M – 58,000 | 76,000 (S)
Naples Daily News	Naples, FL	www.naplesnews.com	M – 57,000 | 69,000 (S)
The Cincinnati Post (Includes *The Kentucky Post*)	Cincinnati, OH	www.cincypost.com	E – 39,000
Anderson Independent-Mail	Anderson, SC	www.independentmail.com	M – 37,000 | 43,000 (S)
Record Searchlight	Redding, CA	www.redding.com	M – 35,000 | 39,000 (S)
Abilene Reporter-News	Abilene, TX	www.reporternews.com	M – 33,000 | 42,000 (S)
Daily Camera	Boulder, CO	www.thedailycamera.com	M – 33,000 | 40,000 (S)
Times Record News	Wichita Falls, TX	www.timesrecordnews.com	M – 32,000 | 36,000 (S)
The Sun	Bremerton, WA	www.kitsapsun.com	M – 30,000 | 33,000 (S)
San Angelo Standard-Times	San Angelo, TX	www.sanangelostandardtimes.com	M – 26,000 | 31,000 (S)
The Albuquerque Tribune	Albuquerque, NM	www.abqtrib.com	E – 13,000
The Gleaner	Henderson, KY	www.thegleaner.com	M – 10,000 | 12,000 (S)
The Birmingham Post-Herald	Birmingham, AL	www.postherald.com	E – 8,000

Community Newspapers (Weekly or twice weekly)	
Broomfield Enterprise	Broomfield, CO
Bonita Banner	Bonita Springs, FL
The Courier	Jupiter, FL
Marco Island Eagle	Marco Island, FL
The Sebastian Sun	Sebastian, FL
The Union County Advocate	Morganfield, KY



Based on Audit Bureau of Circulation Publisher's Statements for the six-month period ended Sept. 30, 2004. Florida figures are for 12-month period, ended Sept. 30.

Total Sunday circulation includes the Sunday circulation of the jointly published editions of the *Rocky Mountain News* and *The Denver Post*.

News Service	
Scripps Media Center (Including Scripps Howard News Service)	Washington, DC www.shns.com

Scripps Television Stations, concentrated in the top 40 U.S. markets, are valuable local media franchises featuring award-winning local news, weather, traffic and sports; popular network programming; and some of the country's most-watched syndicated shows.



ABC Affiliates			U.S. Market Rank | TV households
WXYZ	Detroit, MI	www.wxyz.com	10 | 1,944,000
WFTS	Tampa, FL	www.wfts.com	13 | 1,671,000
KNXV	Phoenix, AZ	www.knxv.com	15 | 1,596,000
WEWS	Cleveland, OH	www.newsnet5.com	16 | 1,557,000
WMAR	Baltimore, MD	www.wmar.com	23 | 1,088,000
WCPO	Cincinnati, OH	www.wcpo.com	33 | 883,000

NBC Affiliates			
KSHB	Kansas City, MO	www.kshb.com	31 | 895,000
WPTV	West Palm Beach, FL	www.wptv.com	39 | 729,000
KJRH	Tulsa, OK	www.kjrh.com	60 | 511,000

Independent			
KMCI	Lawrence, KS	www.kmci.com	31 | 895,000

U.S. Market Rank | TV household figures based on Nielsen local market estimates, Nov. 2004.

United Media, representing creative talent the world over for more than 100 years, is the licensing and syndication home to some of the globe's most beloved and recognizable characters and media personalities.

United Media is one of the largest licensing agencies in the world, representing brands and creative content in the development and management of licensed merchandise and promotional programs. With a presence across the globe, United Media is responsible for building brand equity through product extension for a long list of classic and up-and-coming properties. United Media syndicates 150 features worldwide, including Miss Manners, Cokie and Steven Roberts, Peanuts and Dilbert, through United Feature Syndicate and Newspaper Enterprise Association.

New York, NY
www.comics.com



Board of Directors


1
2
3
4
5
6
7
8
9
10
11
12

1 **William R. Burleigh,** 69
Chairman of the company since May 1999 and Chairman of the Executive Committee since October 2000. He joined the Board of Directors in 1990. He served as President and Chief Executive Officer from May 1996 until September 2000 and was President and Chief Operating Officer from 1994 until 1996. He was elected Executive Vice President in March 1990. Before joining the corporate staff in 1984, he was Editor and President of *The Evansville Press* and Editor of *The Cincinnati Post*. He was promoted to Senior Vice President/Newspapers and Publishing in 1985.

2 **Kenneth W. Lowe,** 54
President and CEO of The E. W. Scripps Company since October 2000. He was named President, Chief Operating Officer and a Director of the company in January 2000. He previously was Chairman and CEO of Knoxville-based Scripps Networks. He joined Scripps in 1980 and in 1988 became Vice President/Programming, Promotion and Marketing for the company's network-affiliated television stations before founding *Home & Garden Television* in 1994.

3 **Paul K. Scripps,** 59
Retired Vice President/Newspapers, The E. W. Scripps Company.
Director since 1986.

4 **Edward W. Scripps,*** 46
Emeritus Trustee,
Scripps Howard Foundation.
Director since 1998.

5 **John H. Burlingame,*** 71
Retired Partner,
Baker & Hostetler.
Director since 1988.

6 **David A. Galloway,** 61
Corporate Director;
Retired President and CEO,
Torstar Corp.
Director since 2002.

7 **Nicholas B. Paumgarten,** 59
Managing Director of
J.P. Morgan Chase &
Chairman of J.P. Morgan
Corsair II Capital Partners L.P.
Director since 1988.

8 **Ronald W. Tysoe,** 51
Vice Chairman,
Federated Department Stores Inc.
Director since 1996.

9 **Julie A. Wrigley,** 56
President and CEO,
Wrigley Investments LLC.
Director since 1997.

10 **Nackey E. Scagliotti,*** 59
Chairman, Board of Directors
The Union Leader Corp.
Director since 1999.

11 **Jarl Mohn,** 53
Retired President &
Chief Executive Officer,
Liberty Digital Inc.
Director since 2002.

12 **Jeffrey Sagansky,** 53
Former CEO,
Paxson Communications.
Former President, CBS Entertainment.
Director since 2003.

* Trustee, the Edward W. Scripps Trust, controlling shareholder of the company








Alan M. Horton, 61
Retired at the end of 2004 after serving 10 years as Senior Vice President/Newspapers. Chairman, Scripps Howard Foundation since Jan. 2005. Horton began his association with the company in 1965 and spent all but five of the subsequent years in various positions at Scripps newspapers. He joined the corporate staff in 1991 as Vice President/Operations for the newspaper division.

1 **Richard A. Boehne,** 48
Executive Vice President since 1999. He served as Vice President/Communications and Investor Relations from 1995 to 1999. He joined the corporate staff in 1988 as Manager/Corporate Communications and was promoted to Director/Corporate Communications and Investor Relations in 1989. Before moving to headquarters, he was a business reporter and editor at *The Cincinnati Post.*

2 **Joseph G. NeCastro,** 48
Senior Vice President and Chief Financial Officer. Joined Scripps in 2002 after serving four years as Chief Financial Officer for Penton Media Inc. in Cleveland. From 1995-1998, served as Chief Financial Officer for The Reader's Digest Association Inc.'s U.S. company; Vice President and Corporate Controller, 1993-1995. At *U.S. News & World Report,* served as Vice President and Treasurer, 1990-1993; Director of Finance, 1987-1990.

3 **Frank Gardner,** 62
Senior Vice President and Chairman of Scripps Networks since 2001. Senior Vice President/Interactive Media from 2000 to 2001. Senior Vice President/Television from 1993-2000. He returned to Scripps in 1993 from FOX Broadcasting Company, where he was Senior Vice President/News Programming. His FOX tenure followed an affiliation with Scripps stations dating back to 1976, including Corporate Vice President in charge of news programming.

4 **William B. Peterson,** 61
Senior Vice President/Television since May 2004. Vice President/Station Operations, January 2004-May 2004; joined Scripps in 2001 as Vice President/General Manager of WPTV-TV in West Palm Beach, Fla.; Vice President/General Manager, WRAL-TV, the CBS network affiliate in Raleigh, N.C., 1999-2001.

5 **Anatolio B. Cruz III,** 46
Senior Vice President and General Counsel since March 2004. Came to Scripps from BET Holdings Inc. where he was Vice President, Deputy General Counsel & Assistant Secretary since 1999. Attorney with the law firm of Wiley, Rein & Fielding before joining BET. Cruz is a captain in the U.S. Naval Reserve.

Mark G. Contreras, 43
Vice President/
Newspaper Operations

B. Jeff Craig, 46
Vice President and
Chief Technology Officer

Gregory L. Ebel, 49
Vice President/
Human Resources

Lori A. Hickok, 41
Vice President and Controller

M. Denise Kuprionis, 48
Vice President, Corporate Secretary and Director of Legal Affairs

Tim A. Peterman, 37
Vice President/
Corporate Development

Timothy E. Stautberg, 42
Vice President/
Communications and
Investor Relations

E. John Wolfzorn, 59
Vice President and Treasurer

Market Prices*

	Quarter	First	Second	Third	Fourth
2004	**High**	$ 50.56	$ 54.65	$ 53.31	$ 50.55
	Low	$ 45.68	$ 49.86	$ 47.29	$ 44.73
2003	**High**	$ 41.82	$ 45.33	$ 45.03	$ 47.58
	Low	$ 37.20	$ 36.95	$ 40.38	$ 42.65

Dividends

Quarter	First	Second	Third	Fourth	**Total**
2004	$ .0875	$ .10	$ .10	$ .10	**$ .3875**
2003	$ .075	$ .075	$ .075	$ .075	**$ .30**

* *All share amounts have been restated to reflect the two-for-one stock split effective Sept. 13, 2004.*

Stock and Trading

The company's Class A Common Shares are traded on the New York Stock Exchange under the symbol SSP. There are approximately 62,000 owners of the Company's Class A Common Shares and 18 owners of the Company's Voting Shares, which do not have a public market.


SSP
LISTED
NYSE

The range of market prices above represents the high and low sales prices for each quarterly period.

As a service to shareholders, the company has instituted a dividend reinvestment plan, which includes a direct cash purchase option. For more information on this service, contact the transfer agent.

CEO/CFO Certification

On May 7, 2004 the Company filed with the New York Stock Exchange its executed Annual Written Affirmation. An exhibit to the Annual Written Affirmation was the Company's annual Section 303A.12(a) CEO Certification.

On March 11, 2004 the Company, in its 2003 Form 10-K, filed a CEO/CFO Certification with the Securities and Exchange Commission as required under Section 302 of the Sarbanes Oxley Act.

Form 10-K

The E.W. Scripps Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to the Company's Office of Investor Relations.

Annual Meeting

The annual meeting of shareholders will be held at The Queen City Club, 331 East Fourth Street, Cincinnati, Ohio, on Thursday, April 14, 2005, at 2 p.m. EDT.

Transfer Agent

Wachovia Bank, N.A.
1525 West W.T. Harris Blvd., 3C3
Charlotte, NC 28288-1153
(regular mail)
Charlotte, NC 28262-1153
(Federal Express)
Telephone: 704.590.0394
Toll Free: 800.829.8432

For Additional Information Contact:

Timothy E. Stautberg
VP, Investor Relations
The E.W. Scripps Company
312 Walnut Street, 28th Floor
P.O. Box 5380
Cincinnati, Ohio 45201
T 513.977.3825
F 513.977.3721

For company information online, the Web address is http://www.scripps.com or send e-mail to ir@scripps.com

Committee charters, corporate governance guidelines and the company's code of conduct are on the company Web site and are available upon request in printed format.

Design: ProWolfe Partners, St. Louis, MO

The E.W. Scripps Company strives for excellence in the products and services we produce and responsible service to the communities in which we operate. Our purpose is to continue to engage in successful, growing enterprises in the fields of information and entertainment. The company intends to expand, develop and acquire new products and services, and to pursue new market opportunities. Our focus shall be long-term growth for the benefit of shareholders and employees.


THE E. W. SCRIPPS
COMPANY

P.O. Box 5380
Cincinnati, Ohio 45201
www.scripps.com